ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

1. Organization

ICAP Corporates LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has one Member, ICAP US Financial Services LLC ("IUFS"). IUFS has two Members, ICAP Global Broking Investments ("IGBINV") and ICAP Global Broking Inc. ("IGBI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Additionally the Company is registered as a non-clearing Independent Introducing Broker ("IB") with the national Futures Association ("NFA") and is a member of the NFA, Intercontinental Exchange Futures U.S., and the Chicago Board of Trade which is part of the Chicago Mercantile Exchange Group. The Company has four trading licenses with the New York Stock Exchange ("NYSE"), and is a member of the NYSE Amex LLC, NASDAQ Stock Exchange, NYSE Arca, the Chicago Board Options Exchange, and the National Stock Exchange. The Company operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. The Company is also registered as a National Association of Securities Dealers Automated Quotation System ("NASDAQ") market maker, and provides direct market access services. The Company self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Sale of ICAP plc global voice broking businesses

On November 11, 2015, ICAP plc signed an agreement to sell its global hybrid voice broking and information businesses to Tullet Prebon plc. The sale is subject to obtaining approvals from regulatory authorities across various jurisdictions as well as the finalization of certain commercial terms. On March 24, 2016, approval was obtained from the shareholders and bondholders of ICAP plc. As of May 24, 2016, the required regulatory approvals are still pending.

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, the Company may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Company may self-clear the transaction.

ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

The Company's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Conduct Authority ("FCA") to ICAP's FCA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Commissions and Fees

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company's Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Statement of

4

ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

Financial Condition includes all adjustments necessary to present fairly the financial position at March 31, 2016 and the results of operations for the year then ended.

Use of Estimates

Preparation of the Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial condition for the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2016 include approximately $62,435 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Additionally at March 31, 2016, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major institution.

(b) Exchange and Trading Memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of approximately $99.

The Company owns two trading memberships with ICE Inc., formerly named the New York Board of Trade ("NYBOT"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of approximately $781.

The Company is required to hold these shares in order to maintain its trading membership privileges. The Company performed an annual impairment review and determined that there was no impairment of the shares.

(c) Securities Transactions

Securities owned are recorded at fair value. Security transactions are recorded on a trade date basis. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a settlement date basis.

(d) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Statement of Financial Condition. Securities borrowed and securities loaned are presented on a gross basis in the Statement of Financial Condition.

ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

Interest income is accrued in accordance with contractual rates.

(e) Goodwill and Intangibles

Under ASC 350, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In September 2011, a new accounting standard was issued that permits an entity to perform an annual qualitative assessment of goodwill impairment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company elected to continue to perform an annual quantitative assessment and concluded that there was no impairment of goodwill or intangible assets as of March 31, 2016.

Identifiable intangible assets consist of customer lists and are amortized over four to five years.

(f) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life of the employment contracts.

(g) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

(h) Income Taxes

The Company flows up into a corporation (IGBI), and therefore records its share of the income tax provision on its separate company financial statements.

The Company is party to a Tax Sharing Agreement ("the Agreement") with IGBI. As a single member limited liability company, the Company is treated as a branch of a US corporation. IGBI allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Company's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Company settles both current and deferred taxes on a periodic basis with the parent. For the year ended March 31, 2016, the Company files as part of the consolidated federal income tax return and certain combined state and local income tax returns of IGBI.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit

6

ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

to be reflected in the financial statements. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. **Cash Segregated Under Federal Regulations**

Cash in the amount of $3,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The Company computes a proprietary accounts of broker-dealers ("PAB") reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2016 cash in the amount of $300 has been segregated in PAB reserve account. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account exceeded the requirement pursuant to SEC Rule 15c3-3.

4. **Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers and Dealers**

	Receivable			Payable
Fail-to-deliver	$ 51,037	Fail-to-receive	$	59,045
Receivable from clearing brokers and clearing organizations	16,356	Other		1,783
Other	2,442			
	$ 69,835		$	60,828

5. **Receivable from and Payable to Customers**

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

6. **Accrued Expenses and Accounts Payable**

Accrued expenses and accounts payable at March 31, 2016 include approximately $16,188 of accrued compensation and related expenses, and $3,805 of other accrued expenses.

7. **Income Taxes**

The Company believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

At March 31, 2016, the Company had $5,909 of net deferred tax assets. This balance is comprised of deferred tax assets of $6,513 resulting from temporary differences primarily related to deferred compensation of $6,315, stock-based compensation of $34 and provision for bad debts of $164. These deferred assets were offset by deferred tax liabilities of $604 resulting from temporary differences primarily related to prepaid compensation of $342 and amortization of goodwill of $262. As part of the tax sharing agreement, until settlement, the net balance is recorded as an income tax receivable or income tax payable in the Statement of Financial Condition. The Company has not

(dollars in thousands)

settled any of the deferred tax asset with the parent and the deferred tax asset of $5,909 is a component of the income tax receivable from affiliate in the Statement of Financial Condition.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. The Company believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at March 31, 2016.

The Company has recorded income taxes receivable from an affiliate of $4,857 which is reflected in income tax receivable from affiliate within the Statement of Financial Condition.

The Company is included in the federal consolidated income tax return of IGBI and Subsidiaries. ICAP's federal corporate income tax returns for the year ended March 31, 2010 and after remain subject to examination. The Company files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2010 and after.

8. Commitments and Contingencies

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries and investigations.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Company is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Company has satisfied collateral requirements with a clearing organization at March 31, 2016 by depositing one uncollateralized letter of credit in the amount of $25,000. No amounts have been paid under this arrangement. This is a revolving letter of credit that matures quarterly, which the Company will continue to renew.

9. Netting of Financial Assets and Financial Liabilities

The Company adopted the guidance in ASU 2011-11, Balance Sheet (Topic 210) "Disclosures about Offsetting Assets and Liabilities" and ASU 2013-01, Balance Sheet (Topic 210): "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" for periods beginning after January 1, 2013. This guidance requires the Company to disclose both gross and net information

ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

about financial instruments and transactions eligible for offset in the Statement of Financial Condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement. Financial instruments and transactions would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Company presents securities borrowed and securities loaned on a gross basis in the Statement of Financial Condition.

The following tables present the netting of financials assets and liabilities as of March 31, 2016, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Market Value	Cash Collateral Received	
Securities borrowed	$ 1,293,197	$ -	$ 1,293,197	$ (1,255,806)	$ -	$ 37,391
Total	$ 1,293,197	$ -	$ 1,293,197	$ (1,255,806)	$ -	$ 37,391

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Market Value	Cash Collateral Pledged	
Securities loaned	$ 1,294,280	$ -	$ 1,294,280	$ (1,255,720)	$ -	$ 38,560
Total	$ 1,294,280	$ -	$ 1,294,280	$ (1,255,720)	$ -	$ 38,560

9

ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

The table below presents the gross carrying value of Securities loaned by class as of March 31, 2016.

Securities Loaned	Gross carrying value
Equity securities	$ 470,552
Corporate debt	823,728
	$ 1,294,280

10. Net Capital Requirements

As a registered broker-dealer and member of FINRA and the NYSE, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At March 31, 2016, the Company had net capital of approximately $71,806, which exceeded the minimum requirement of $1,000 by approximately $70,806.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The Rule requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At March 31, 2016, the Company had net capital of $71,806 which was $70,806 in excess of the minimum net capital requirements of the Act.

11. Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

12. Stock Option Plans

The Company accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

ICAP plc Share Option Plan
ICAP plc established the ICAP plc Share Option Plan, which provides for the grant of stock options to executives. The plan allows certain employees to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. On April 1, 2015, a certain employee of the Company had 75,000 options outstanding to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. During the year ended March 31, 2016 all of the 75,000 options expired, therefore no options were outstanding as of March 31, 2016. Subject to certain performance criteria, options generally vest three years after the grant date and will expire ten years after the grant date.

Transactions under the Company's stock option plans are summarized below:

ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

	of Shares	£
Options outstanding at March 31, 2015	75,000	6.11
Expired	(75,000)	(6.11)
Options outstanding at March 31, 2016	-	-

During the year ended March 31, 2016 all 75,000 options expired.

There were no options granted during the year ended March 31, 2016.

The tax benefits associated with stock-option exercises are recognized by the Company and reflected in Member's equity.

13. **Fair Value Measurements**

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at March 31, 2016.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The Company's cash and cash equivalents typically include short-term highly liquid money market mutual funds, which are quoted on a national exchange and therefore considered Level1. At March 31, 2016 the Company's cash and cash equivalents are comprised of $62,435 cash held in demand deposit accounts.

The Company's securities owned, typically shares of common stock and high grade corporate bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Company's securities sold, but not yet purchased at fair value, are typically shares of common stock and high grade corporate bonds, which are quoted on a national securities exchange are classified as Level 1 assets.

ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2016 the Company did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	March 31, 2015			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 9,804	$ -	$ 9,804
Securities owned, at estimaited fair value	1,372	-	-	1,372
Securities borrowed	-	1,293,197	-	1,293,197
Receivable from broker dealers and clearing organizations	-	69,835	-	69,835
Commissions receivable	-	22,327	-	22,327
Receivable from customers	-	21,108	-	21,108
Total	$ 1,372	$ 1,416,271	$ -	$ 1,417,643
Liabilities:				
Securities loaned	$ -	$ 1,294,280	$ -	$ 1,294,280
Payable to broker dealers and clearing organizations	-	60,829	-	60,829
Payable to customers	-	7,005	-	7,005
Securities sold, not yet purchased, at estimated fair value	1,382	-	-	1,382
Total	$ 1,382	$ 1,362,114	$ -	$ 1,363,496

14. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $1,255,720, and received cash or other collateral with a value of

ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

$1,294,280. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of $1,255,806 and has given cash or other collateral with a value of $1,293,197. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2016 the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at March 31, 2016 was $994,731 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

15. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2016 an advance payment of $2,424 was paid to an affiliate under this agreement and therefore is reflected in receivable from affiliates in the Statement of Financial Condition.

The Company has receivables from affiliates of $214 relating to commissions collected by the affiliates on behalf of the Company.

Additionally the Company has payables to affiliates of $380 relating to commissions collected by the Company on behalf of the affiliates. The Company also has a payable of $907 due to an affiliate for shared administrative expenses incurred by the affiliate in behalf of the Company.

13

ICAP Corporates LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

The Company clears its U.S. Government securities transactions through its parent ICAP Securities USA LLC. In addition, the Company provides clearing services for foreign and domestic affiliates.

The Company's parent, ICAP Securities USA LLC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

The Company has an income tax receivable of $4,856 due from an affiliate.

At March 31, 2016, there are no payables outstanding related to introducing broking fees.

Amounts receivable from affiliates are non-interest bearing and due on demand.

16.   Subsequent Events

The Company has performed an evaluation of subsequent events through May 24, 2016. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2016 or for the year then ended.